Exhibit 99.1

PAN AMERICAN SILVER GENERATES RECORD MINE OPERATING EARNINGS DURING THE THIRD QUARTER
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Quarterly Net Income and Cash Flow Rise on Record Silver Sales

Vancouver, B.C. – November 8, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended September 30, 2010.  Increasing precious metal prices coupled with a solid operating performance allowed the Company to deliver a new quarterly record for mine operating earnings (3) of $60.6 million, while both net income and free cash flow also surged to near record levels. In addition, Pan American provided an update on its operations and development projects.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.panamericansilver.com.

Third Quarter 2010 Highlights (unaudited) (1)

• Consolidated silver production was 6.2 million ounces.

• Consolidated gold production was 21,277 ounces.

• Consolidated cash costs (2) were $6.08 per ounce of payable silver, net of by-product credits.

• Record sales of $161.3 million; an increase of 36%.

• Record mine operating earnings (3) of $60.6 million; an increase of 75%.

• Net income increased 66% to $28.8 million or $0.27 per share.

• Cash flow from operations (before changes in non-cash operating working capital) (4) increased 17% to $50.7 million, or $0.47 per share.

• Cash and short-term investments rose $50.7 million from the previous quarter to $288.4 million.

• Net working capital increased to $360.5 million.

(1) Financial information based on Canadian GAAP; percentages compare Q3 2010 with Q3 2009.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.  A reconciliation is included in the Company’s MD&A on page 12.
(3) Mine operating earnings is a non-GAAP measure used by the company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization and is considered to be substantially the same as gross margin.
(4) Cash flow from operations (before changes in non-cash operating working capital) is a non-GAAP measure used by the Company to manage and evaluate operating performance.  The Company considers this measure to better reflect normalized cash flow generated by operations.  Cash flow per share is a non-GAAP measure used as a measure of return on capital and is calculated using cash flow from operations, before changes in non-cash working capital, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

Commenting on Pan American’s strong third quarter results, Geoff Burns, President & CEO, said, “Our consistent operating excellence has allowed us to harvest the benefits of rising silver and gold prices and consequently we delivered superior financial results for the 3rd quarter.  It was indeed gratifying to see Pan American generate a new quarterly record for mine operating earnings, while banking nearly $51 million.  This, coupled with the steady progress on the technical work to advance the Navidad and La Preciosa silver development projects, made for an excellent quarter.”

Financial Results

During the quarter ended September 30, 2010, Pan American posted record sales of $161.3 million, an increase of 36% compared to the same period of last year.  Increased revenue resulted from higher quantities of silver, zinc and lead sold combined with higher realized prices for silver, gold, zinc and copper, partially offset by lower quantities of gold and copper sold.  Quarterly mine operating earnings were also a record at $60.6 million, which represents a 75% increase compared to the third quarter of 2009.

Net income for the third quarter of 2010 was $28.8 million or $0.27 per share, an increase of 66% year-on-year.  Net income rose significantly due to higher realized prices for all metals produced by the Company, with the exception of lead, and increases in the quantities of silver, zinc and lead sold.  Included in the calculation of quarterly net income were $9.8 million in exploration and development expenses at the Company’s development projects and an income tax provision which increased to $17.6 million on account of higher taxable earnings at the Company’s operations and the 12.5% Bolivian mining tax implemented in October of 2009.

Cash flow from operating activities (before changes in non-cash operating working capital) of 2010 rose to $50.7 million or $0.47 per share for the third quarter, a 17% increase compared to the third quarter of last year.

At September 30th, 2010, the Company had cash and short term investments of $288.4 million, an increase of $50.7 million as compared to the end of the second quarter of this year.  The Company’s working capital rose to $360.5 million.

Production and Mining Operations

During the third quarter of 2010, Pan American’s seven mines performed largely as expected, producing a total of 6.2 million ounces of silver, down 2% from the comparable period in 2009. The variance was largely due to production declines experienced by the Company’s Peruvian operations due to lower silver grades and recoveries, which was largely offset by another excellent quarter at our Mexican mines.

Silver production at the Company’s Mexican operations, La Colorada and Alamo Dorado, was up year-on-year thanks to increased throughput rates at both mines and higher silver grades at Alamo Dorado.  The Alamo Dorado mine continued to benefit from high-grade ore mined during this year’s unusually long dry season, producing 1.8 million ounces of silver at cash costs of $2.98 per ounce of silver in the third quarter.  The La Colorada mine had another consistent quarter contributing 0.9 million ounces of silver at cash costs of $8.67 per ounce.  Quarterly gold production at both Alamo Dorado and La Colorada was down slightly year-on-year due to lower gold grades and totaled 4,181 ounces and 993 ounces, respectively.

In Perú, the Morococha mine produced 0.7 million ounces of silver at cash costs of $4.20 per ounce of silver, the Quiruvilca mine produced 0.3 million ounces of silver at cash costs of $9.40 per ounce of silver and the Huaron mine produced 0.8 million ounces of silver at cash costs of $11.71 per ounce of silver.   While Huaron is still not back to normal production levels, higher grade ore from the mine’s lower 180 level plus the resumption of mechanized mining in certain areas allowed throughput rates to rise steadily throughout the quarter and contributed to a 12% increase in silver production as well as to a decrease of almost $2.00 per ounce in cash costs as compared to the 2nd quarter of this year.

In Argentina, the Manantial Espejo mine produced 1 million ounces of silver at a cash cost of $3.65 per ounce of silver, which was similar to the quantity of silver produced during the third quarter of 2009; however, cash costs rose substantially due to higher on site expenditures and lower gold by-product credits as gold production declined 28% due to the expected decrease in mined gold grades.

Lastly, the San Vicente mine in Bolivia produced 0.7 million ounces of silver during the third quarter of 2010 at cash costs of $8.99 per ounce of silver.  Silver production declined due to processing lower silver grade material.  The mine has been operating at commercial production levels for a full year and mined ore grades are now more representative of the overall reserve averages.

During the three months ended September 30, 2010, Pan American produced a total of 21,277 ounces of gold, 10,811 tonnes of zinc, 3,774 tonnes of lead and 1,226 tonnes of copper.  Year-on-year, gold production declined 24% and copper production was down 34% due to planned lower gold grades at Manantial Espejo and lower-than-expected copper grades at Morococha and Huaron.

Pan American’s consolidated cash costs for the quarter ended September 30, 2010 were $6.08 per ounce of silver, net of by-product credits, which was 24% higher than the same period in 2009.  Cash costs increased due to upward pressures on property operating expenditures, including labour, energy and consumables, plus higher royalties and treatment charges.  Cash costs were also negatively affected by the appreciation of local currencies against the US Dollar in Peru and Mexico, and lower quantities of gold and copper sold, partially offset by higher realized by-products metal prices.

Project Development

At the Navidad silver development project, Pan American steadily advanced all the technical work necessary to complete a preliminary economic assessment (“PEA”) later this year.  During the third quarter of 2010, the Company spent $10.8 million and completed approximately 33,400 meters of diamond drilling, including infill, condemnation and geotechnical drilling.  The Company also advanced a number of project development activities including metallurgical testing, field and geotechnical work for the design of the tailings dam and the open pit, plus other engineering studies necessary for the PEA.  Year-to-date, Pan American has invested approximately $29 million on the development work for Navidad.

Meanwhile, Pan American also intensified the communications and community relations campaign it initiated earlier this year.  Throughout the third quarter, Company officials met local authorities, community leaders and residents and conducted a number of site visits in order to promote transparency and present the long-term benefits of developing the project in an environmentally sensitive and responsible manner.  At present, Navidad employs 178 workers and contractors, primarily from the local communities.  The Company expects to spend $36 million at Navidad during 2010 and to complete the PEA before year-end.  The Company also expects to complete an Environmental Impact Assessment during the first quarter of 2011.

In spite of the lack of progress in the legislative front in the province of Chubut to allow open pit mining in the central Meseta and a degree of political uncertainty in Argentina that has accompanied the untimely death of former president Nestor Kirchner, we remain determined to continue working closely with the local communities around Navidad and communicating openly with the provincial government to allow us to develop Navidad.

At the La Preciosa joint-venture silver project, Pan American has essentially completed the 2010 resource definition drilling and exploration program.  During the third quarter of 2010 Pan American invested $3.1 million at the project and executed 20,482 meters of drilling, including exploration drilling at the Nancy and Orito targets.  Only limited drilling between the main resource and the Martha NW area remains for this year.  Technical work for the project’s PEA is well advanced and the Company expects to complete and release this report before year-end.

In Perú, technical work for the relocation of Morococha’s ancillary facilities and processing plant is well underway.  The location of the new structures has been identified and ground preparation work is already advancing.  During the third quarter of 2010, Pan American incurred $2.7 million in project expenditures at Morococha and received $5.8 million from Minera Chinalco Peru.

Outlook

During the first nine months of 2010 Pan American produced 18.6 million ounces of silver at an average cash cost of $5.41 per ounce of silver, net of by-product credits.  Additionally, the Company produced 70,306 ounces of gold, 32,594 tonnes of zinc, 10,102 tonnes of lead and 3,960 tonnes of copper.  Based on year-to-date production, Pan American expects to comfortably meet or exceed its full year 2010 consolidated silver production forecast of 23.4 million ounces at a cash cost below $5.90 per ounce of silver, net of by-product credits.

Geoff Burns added, “2010 is shaping up to be another outstanding year for Pan American.  In all likelihood, we will surpass the silver production guidance we released last February to post our 15th consecutive year of silver production growth.  With precious metal prices at record levels, this should translate into outstanding financial results.  Further quantitative easing in the United States and the debt situation in most of the European Union countries continues to reaffirm my strong belief in the fundamental and increasing value of both silver and gold.  In a world where reserve currencies continue to struggle, silver and gold should perform very well.  In this environment, with silver and gold prices on the rise, our value proposition is second to none thanks to our operational expertise and our world class development projects.”

About Pan American

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and a stockpiles operation in Peru.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss its 2010 unaudited third quarter financial and operating results on Tuesday, November 09, 2010 at 07:00 am Pacific Time (10:00 am Eastern Time).  Participants can access the conference by dialing toll free 1-800-319-4610 (Canada & USA) or by dialing 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan101109.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE

FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECT OF THE ACQUISITION OF AQUILINE RESOURCES ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Financial & Operating Highlights

		Three months ended			Nine months ended
		September 30,			September 30,
		2010	2009		2010		2009

Consolidated Financial Highlights (in thousands of US$)
(Unaudited)

Net income for the period		$28,815		$17,375		$66,184		$34,193
Basic earnings per share		$0.27		$0.20		$0.62		$0.40
Mine operating earnings		$60,581		$34,708		$148,599		$68,672
Cash flow from operations (before changes in non-cash operating working capital)		$50,748		$43,262		$135,712		$99,173
Cash flow from operations per share	$		$		$		$
Capital spending		$18,500		$5,828		$53,731		$44,134
Cash and short-term investments		$288,391		$149,447		$288,391		$149,447
Working capital		$360,473		$257,683		$360,473		$257,683

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled		1,196,131		1,129,609		3,469,289		3,270,278
Silver metal - ounces		6,228,004		6,352,778		18,618,129		17,050,812
Gold metal - ounces		21,277		28,017		70,306		74,080
Zinc metal - tonnes		10,811		11,212		32,594		32,355
Lead metal – tones		3,774		3,361		10,102		10,855
Copper metal - tonnes		1,226		1,849		3,960		4,865

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce		$6.08		$4.91		$5.41		$5.57
Total production cost per ounce		$9.97		$8.95		$9.20		$9.64

Payable ounces of silver		5,959,576		6,038,812		17,814,364		16,184,464
(used in cost per ounce calculations)